

Mail Stop 4561

June 20, 2018

Jiayuan Lin
Chief Executive Officer
Cango Inc.
10A, Building 3, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200127
People's Republic of China

> **Re: Cango Inc.**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted June 11, 2018**
> **CIK No. 0001725123**

Dear Mr. Lin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2018 letter.

Our History and Corporate Structure, page 5

1.   We note your expanded disclosures in response to prior comment 1. It does not appear that you have fully addressed the prior comment. In this regard, revise the corporate structure diagram headnote here and on page 78 to disclose the degree of certainty over your pending acquisition of the remaining equity interest in Shanghai Autohome. For example, disclose the remaining steps to consummate this transactions and degree of uncertainty in executing each of those steps (e.g., regulatory approval). Since you have portrayed this as a probable transaction in the unaudited pro forma condensed combined financial information on page P-1, we would expect the revised headnote to clearly disclose that determination.

Liquidity and Capital Resources

Operating Activities, page 100

2.   We note your expanded disclosures in response to prior comment 2. Your disclosures now appear to explain approximately RMB92 million of the RMB115.6 million decrease in other current and non-current liabilities. Please confirm or explain if there are any additional material items in the remaining difference. In this regard, it does not appear fully apparent why your accrued expenses and other current liabilities decreased from RMB328.52 as of December 31, 2017 to RMB 235.78 as of March 31, 2018.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2016 and 2017

Note 2. Summary of Significant Accounting Policies

Non-controlling interests, page F-29

3.   We have reviewed your response to prior comment 6, which indicates that the non-controlling interests include equity interests through the share based compensation program as noted in Note 22 of page F-50. We further note in your consolidated statements of changes in shareholders' deficit on page F-9, that you have recorded share-based compensation as additional paid-in capital. Please explain this apparent discrepancy.

Note 26. Subsequent Events, page F-55

4.   Your disclosure of the agreement entered into on June 6, 2018 identifies Chehejia. It does not appear that this entity has been previously disclosed in prior filings. Please provide additional disclosures to describe Chehejia and whether this transaction represents a business acquisition. Tell us what consideration you gave to including this entity within your corporate structure on page 6.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP